Exhibit 19

ENERGY SERVICES OF AMERICA CORPORATION

INSIDER TRADING POLICY

PURPOSE OF THE POLICY

United States securities laws prohibit illegal insider trading and impose restrictions on trading in securities while in possession of material undisclosed information. The rules and procedures outlined in this Policy have been implemented in order to prevent improper trading in securities of Energy Services of America Corporation (“Energy Services” or the “Company”) and the improper communication of material undisclosed information regarding the Company. In addition, this Policy is aimed at preventing directors, officers and employees from engaging in securities trading that, although not illegal, exposes them and/or the Company to potential reputational risk. All directors, officers and employees are required to comply with the securities laws in respect of insider trading and the insider trading rules set out in Energy Services’ Code of Ethics and this Policy. It is essential that the directors, officers and employees of Energy Services act, and are perceived to act, in accordance with applicable laws and the highest standards of ethical and business conduct. This Policy is not intended to replace your individual responsibility to understand and comply with the legal prohibitions against insider trading.

PART 1 – GENERAL TRADING POLICY

A.	INTRODUCTION

One of the principal purposes of securities laws is to prohibit illegal insider trading. Illegal insider trading occurs when a person uses material non-public information to make decisions to purchase, sell or otherwise trade a company’s securities or provides that information to others outside the necessary course of business. The prohibitions against illegal insider trading apply to trades and tips by virtually any person, including all Energy Services directors, officers and employees, if the information involved is “material” and “non-public”. These terms are defined later in this Policy.

If a trade in securities becomes the subject of scrutiny, it will be viewed after the fact with the benefit of hindsight. Before engaging in any trade, you should carefully consider how the trade may be construed with the benefit of hindsight.

If you have questions about this Policy or the best course of action in a particular situation, you should seek guidance from the Corporate Secretary.

B.	APPLICABILITY

This Policy applies to all transactions, including gifts, in the Company’s securities, including common shares, options and any other securities that the Company may issue such as preferred stock, notes, bonds and convertible securities, as well as to derivative securities relating to any of the Company’s securities, whether or not issued by the Company. This Policy also applies to securities in companies with which Energy Services does business, or may do business with, when you are in possession of material non-public information regarding such company.

This Policy is divided into two parts. Part 1 of this Policy applies to all directors, officers and employees of Energy Services regardless of their position, level or function. Part 2 of this Policy sets out special rules for directors, officers and certain designated employees due to the nature of their roles and responsibilities. If you have any question regarding your designation or which rules apply to you, you should seek guidance from the Corporate Secretary.

C.	PROHIBITION ON INSIDER TRADING AND TIPPING

If a director, officer or employee of the Company has material non-public information relating to the Company, neither that person nor any Related Person (as defined below) may buy or sell Energy Services securities or engage in any other action to take advantage of that information. Passing on such information to a third party (known as “tipping”), other than in the necessary course of business, is also prohibited. Tipping arises when you disclose material non-public information about Energy Services or another publicly-traded entity to another person and that person either (a) trades in a security related to the information that you provided or (b) provides the information to a third person who then makes a trade in a related security. Tipping is a violation of law, even if you do not personally make a trade or otherwise benefit from disclosing the information.

For the purposes of this Policy, a “Related Person” means an individual’s spouse, minor children and anyone else living in his or her household, and any legal entities that he or she controls.

Information relating to Energy Services of America is “material” if: (a) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of Energy Services’ shares; or (b) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (c) it would significantly alter the total mix of information available to investors.

Although not intended to be a comprehensive list, the following are examples of information that could be material, depending on scale and magnitude:

●	quarterly or annual earnings or operational results or projections;
●	mergers, acquisitions, joint ventures or divestitures;
●	management changes or changes in control of Energy Services of America;
●	approval of dividend payments;
●	public or private sales of Energy Services of America securities;
●	deterioration/improvement in Energy Services of America’s credit status with rating agencies;
●	new developments, including regulatory matters, relating to projects;
●	changes in auditors and agreements/disagreements with auditors;
●	pending or threatened litigation;
●	labor disputes or disputes with major contractors or suppliers; and
●	stock splits or changes in capital or corporate structure.

Information is “non-public” until it has been publicly disclosed and adequate time has passed for the securities markets to digest the information. Material information about Energy Services should be considered to be non-public unless there is a certainty that it has been publicly disseminated.

If you are not sure whether information is material or non-public, you should consult with the Corporate Secretary for guidance before engaging in a transaction.

PART 2 – SPECIAL RULES FOR DIRECTORS, OFFICERS AND DESIGNATED EMPLOYEES

A.	PROCEDURES FOR TRADING IN ENERGY SERVICES OF AMERICA SECURITIES
1.	Blackout Periods

All directors and officers of Energy Services and all employees who receive notice from the Corporate Secretary that they are designated blacked-out employees (“Designated Blacked-out Employees”) in respect of a given blackout period shall be subject to blackout periods surrounding the release of Energy Services’ financial results. The Corporate Secretary shall determine the Designated Blacked-out Employees in respect of each blackout period. No trades shall be carried out by directors, officers, or Designated Blacked-out Employees during the period between ten (10) calendar days prior to the end of a fiscal quarter, or fiscal year end, and one full day after the financial results for a fiscal quarter or fiscal year end have been disclosed by the Company by way of press release or other public filing.

Trading blackout periods will also apply to all other employees with access to material undisclosed information, such as during periods when financial statements are being prepared but results have not yet been publicly disclosed. Notice of such blackout may or may not be communicated by issuance of a formal notice.

Blackout periods may also be prescribed from time to time as a result of special circumstances relating to Energy Services. All directors, officers, and employees with knowledge of such special circumstances will be covered by the blackout. Notice of any such blackout may or may not be communicated by issuance of a formal notice. In some circumstances, such blackout will be communicated on a case-by-case basis.

2.	Insider Reporting Requirements

All directors and executives of Energy Services are considered “reporting insiders” under applicable securities laws and are required to file insider reports with the Securities Exchange Commission. The Corporate Secretary maintains a list of all individuals who are considered reporting insiders. A reporting insider is required to file an insider trading report within ten (10) calendar days after becoming a reporting insider, disclosing such person’s beneficial ownership of or control or direction over Energy Services securities and share-based awards under Energy Services compensation plans. Each such reporting insider is also required to file an insider trading report with securities regulators any time such beneficial ownership of or control or direction changes within two (2) business days of the date on which the change occurs.

The Corporate Secretary is available to assist reporting insiders in completing and filing the required insider trading reports. Insiders are reminded that they remain personally responsible for the timely disclosure of their trading activities and that the assistance offered by the Corporate Secretary department in no way reduces the obligations imposed on them by applicable insider trading laws.

B.	SPECIAL CIRCUMSTANCES
1.	Pre-Clearance for Rule 10b5-1 Plans

Directors and executive officers may not implement a trading plan under SEC Rule 10b5-1 at any time without prior clearance by the Corporate Secretary. Directors and executive officers may only enter into a trading plan when they are not in possession of material nonpublic information. In addition, directors and executive officers may not enter into a trading plan during a quarterly blackout period, a temporary blackout period or a pension fund blackout period. Once a trading plan is pre-cleared, trades made pursuant to the plan will not require additional pre-clearance, but only if the plan specifies the dates, prices and amounts of the contemplated trades or establishes a formula for determining dates, prices and amounts. Additionally, transactions under a Rule 10b5-1 trading plan (other than for the Company) may only begin after a “cooling-off” period. For directors and executive officers, this cooling-off period is the later of (i) 90 days after the adoption or modification of the Rule 10b5-1 trading plan or (ii) two business days following the filing of a Form 10-Q or Form 10-K, as applicable, of the Company’s financial results for the fiscal quarter in which the Rule 10b5-1 trading plan was adopted or modified (but in no case can disclosure exceed 120 days following plan adoption or modification). For persons who are not directors or executive officers, this cooling-off period is 30 days after adoption or modification of the Rule 10b5-1 trading plan. Transactions made under a trading plan then must be promptly reported to the Corporate Secretary who will prepare the necessary Form 4.

2.	Company Stock Repurchases

Designated Blacked-out Employees are discouraged from purchasing or selling Company shares within four business days before or after an announcement of a share repurchase plan, or an announcement of any increase in a share repurchase plan. The Company is prohibited from repurchasing its stock while in possession of material nonpublic information unless pursuant to a SEC Rule 10b5-1 trading plan as set forth above.

3.	Stock Options

The Company should not generally make option awards to Named Executive Officers (as defined in SEC Regulation S-K) in the four business days before the filing of a periodic report on Forms 10-Q and 10-K as applicable or the filing or furnishing of a Current Report on Form 8-K that discloses material non-public information (including earnings information but excluding a Form 8-K that discloses only the grant of a material new option award) and ending one business day after such triggering event. A director, officer or employee may exercise a stock option at any time, but any stock acquired upon such exercise may not be sold (whether by means of a cashless exercise or otherwise) if the employee has material inside information regarding the Company. At any time, however, an employee may deliver Company stock already owned to pay the option exercise price and taxes (including for restricted stock).

4.	Other situations

Directors, officers and employees, and their Related Persons may not trade in options, warrants, puts and calls or similar instruments on Company securities or sell Company securities “short.”  In addition, directors, officers and employees, and their Related Persons may not margin or pledge Company securities.

BOARD OF DIRECTOR APPROVAL

This Policy was presented to and approved by Energy Services of America’s Board of Directors on October 18, 2023 for immediate implementation.

/s/ Charles Crimmel	October 18, 2023

Charles Crimmel, Secretary	Date